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FUNDOPOLIS

Health / Wellness

TNHC LLC

386% Growth in Registered Hemp Acres Intrigues Investors

Farm to Family Hemp Solutions

Mount Juliet, TN

$0 *of $750,000 Goal*

0 Funders   0 Days left

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Community Impact

- Food and Agriculture
- Education
- Veteran Owned
- Green Living
- Sustainability
- Health & Human Services
- Social Justice
- Community Building

Pitch

The U.S. hemp revenue is estimated to grow 27% annually and hit $2.6 Billion by 2022. Tennessee Hemp (TNHC) is at the forefront of the hemp revolution with proven high-CBD genetics, methodologies, experience and lead generation funnels. After our test launch, TNHC has experienced a 7x increase in memberships and a 10x increase in sales. With your help, TNHC will have the ability to scale the Company's production and expand across the United States. According to New Frontier Data, over 480,000 acres of new hemp acres have been registered in 2019. The vast majority of American farmers have never cultivated hemp before and will require genetics to start and experience to succeed. The demand for reliable high-CBD genetics, plants, clones, and mothers is growing with every new American acre registered. TNHC solves both of these mission-essential elements: the genetics and the experience. This is a historically unique opportunity for the Company's genetics nursery! TNHC revenue models of opportunity include the sale of genetics to thousands of new farmers, as well as the manufacturing and distribution of an ever-evolving line of exciting new hemp products.

Key Facts

For over 10 years, TNHC founding members have been working across America on legalization and have testified at numerous state capitals, city halls, and county commissions.

Our beginnings are humble and began on a dare and recognition of the opportunities. Could we plan, license, develop and execute a successful hemp company and prepare for investors?

USDA reports over 480,000 newly registered acres of hemp in America. The demand for established and hemp strains is astonishing. TNHC can sell directly to thousands of new farmers.

CBD in Personal Care Products sales in 2017 was $12 billion and expected to be over $21 billion by 2022. TNHC has a experience in product development, sales, and a lead funnels.

The global cannabidiol market size was estimated at USD 1.34 billion in 2018 and is expected to expand at 32.6% CAGR over the forecast period. TNHC is positioned to grow rapidly.

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Our Historical Opportunity

TNHC, LLC (TNHC) was founded on proven practices and historical opportunities. The Company's founding members have over a decade of successful experience in the hemp marketplace.

On June 4th, 2018, TNHC executed the plan to license, build and beta test a high-CBD genetics nursery revenue model with ancillary income streams for consulting, networking events, manufacturing and distributing hemp products.

TNHC's mission began with the passage of the Hemp Farming Act of 2018, which removed hemp from Schedule I controlled substances and made it an agricultural commodity. Its provisions are incorporated in the 2018 United States Agricultural Improvement Act that became law on December 20, 2018.

Our Proven Success

TNHC is properly licensed and fully compliant with the Tennessee Department of Agriculture. This license permits TNHC to develop, cultivate and sell hemp genetics, plants, clones, mothers and dry flower to all 50 states. With over 480,000 newly registered acres of hemp in America, the demand for established and dependable strains is historically astonishing.

TNHC has established effective benchmarks of success, including efficient lead generation funnels, compliant genetic nursery operations, product development, market testing, and a record of sales with positive feedback from clients.





TNHC's years of experience have positioned the Company for the potential for exponential growth. The Company is able to provide permitted and proven genetics to a rapidly expanding base of American cultivators, extractors, processors, and distributors, as well as processed oils and manufactured products to global consumers.

99 Problems

TNHC solves a very common problem in the hemp industry, where does one source good genetics? Whether it's seeds, clones, mother plants or tissue cultures many unknowns confront 1st generation, American hemp farmers.



The hemp industry has gone from back street to Wall Street. Legalization and state programs for hemp have inspired a generational shift in America's perception and demand for hemp plants, products, and services.

With rapid and historic growth – arise new problems and operational choke-points. With each success story in the hemp industry, one can find a story of failure. These failures arise from a plethora of problems from ineffective legislative policy and the whims of mother nature to poor planning and execution strategies.

TNHC has identified and solved one of the most essential choke-points in any agricultural industry – reliable plant genetics and proven market success cycles.

Sad But True Stories

October 2018: "A batch of hempseeds in Oregon billed as CBD-rich females that turned out to be neither feminized nor high in the cannabinoid has led to a $21.2 million lawsuit...after the seeds resulted in inferior plants, leading to the lawsuit against three seed dealers in a southern Oregon county." the Hemp Industry Daily reported.

One of the plaintiffs spent $1 per seed – a total of $86,000. The lawsuit claims the seeds were "defective." Loss is listed as $11.9 million from low-performing hemp flower worth $12 a pound – not the projected $60 a pound. Read more here.

October 2019: "A Kentucky-based CBD company filed a $44 million lawsuit against an Oregon hempseed company, claiming the hempseeds it supplied were bogus and contributed to ruining the company's 2019 crop." reported the Hemp Industry Daily.

"Lexington-based Elemental Processing estimated it lost at least $44 million in profits after HP Farms of Troutdale, Oregon, allegedly supplied it with more than 6 million seeds that were mostly male instead of the feminized seeds...it was only after the Kentucky company had distributed the seeds to the farmers and the crops had germinated that it realized the seeds were 70% male." Read more here.

The "sad but true" problems presented above validate TNHC's primary business model – selling good genetics. As displayed, that's $66 million dollars lost on bad genetics and planning. Yet they validate the need, the price points, the desires and the abilities of cultivators to pay for hemp genetics at the very first choke-point for agricultural viability.

TNHC Solves Problems at Choke-points

TNHC's ability to propagate and sell reliable high-CBD genetics, plants, clones, and mothers to thousands of newly licensed hemp cultivators, when other sources are failing, present very unique and appealing market opportunities.

6 Steps TO SUCCESS ALONG THE HEMP for CBD LIFE CYCLE

Success in the **hemp business** has many hands and choke points. Many **farmers, processors, manufacturers and distributors** have seen hard work and good money fail at some pain point along the way. **Don't fail. Scale.**



1. PLANT & HARVEST

Start smart. Grow wise. We recommend quantified clones for CBD. Seeds can test out at <6%. Clones >12%. It's all about the flower in the hemp for CBD life cycle.
Think: bad crop, bad harvest. Higher CBD levels equal higher harvest & better oils!

2. PROCESS & EXTRACT

The best crop can rot in a barn if processing or extraction are not in place prior to planting your harvest. P&E has as many challenges as planting and harvesting. Plan your processing before you plant.
Think: licensing, regulations, networks, time, availability...then what?

3. MANUFACTURE

Once hemp flowers have been processed and CBD oils extracted, the next challenge begins. Finding (or being) a reasonable manufacturer able to turn raw oils into viable products.
Think: cost, research, investment, time, regulations.

4. BRAND, LABEL, MARKET, DISTRIBUTE

This is the end result of a full plant to brand success cycle. Having a great product means nothing without a person or a store to buy it.
Think: research, marketing, advertising, time, risks, distribution channels, laws, sales taxes, etc.

5. NOTHING IS EASY.

Farmers and entrepreneurs have many things in common. They take risks every day and work hard to battle forces of nature, processing, manufacturing, distribution and regulations.
Think: grow to scale - scale to grow.

6. COOPERATION NATION

Planning and cooperation can make or break any good idea. *Let's talk.*

After years of trial by fire, a group of like-minded entrepreneurs formed TNHC to solve several identifiable problems facing the majority of hemp cultivators and business owners. Reliable genetics being step one of any cultivator.

TNHC was specifically formed to efficiently solve these issues and assist others. By turning problems into solutions and revenue streams, the Company is seeking like-minded investors to capitalize on this historic moment in American agricultural.

Our Revenue Streams
The Company has identified explicit revenue streams with growing potential.

1. Genetics
a. Seeds, clones, mother plants, tissue cultures
2. Processing
a. Biomass, oils, waxes, shatter
3. Manufacturing
a. B2B and B2C products
b. Human and animal consumption
4. Distribution
a. Online marketplaces
b. Physical locations
5. Networking Events
6. Consulting Services

In the last year, TNHC has been able to plan, license, navigate, build and test the founder's principles of success. The next step is inviting investors to join our success cycle and scale the business to meet the projected demands.

Our Target Markets

TNHC is focused on the rapidly expanding hemp markets, specifically 1st generation licensed hemp cultivators and generally end consumers.

"Over 50,000 products can be made from hemp. In the U.S., food and CBD products are two-thirds of the highest growing segments within the market."

"US farmers more than quadrupled the land planted with hemp in the past year." The US Department of Agriculture, 2019.

TNHC has a farm to a family market strategy. With investment capital, TNHC can astutely expand to meet the source-acquisition demands of newly licensed cultivators and provide exciting finished products to end consumers.

The USDA provides further insight into TNHC's target market opportunities. America's fastest-growing agricultural plant by acres? Hemp.



America's CBD market is also swiftly expanding.
The Grandview Research "Cannabidiol Market Size, Share & Trends Analysis Report By Source" found in 2019 that, "The global cannabidiol (CBD) market size was estimated at USD 1.34 billion in 2018 and is expected to expand at a CAGR of 32.6% over the forecast period.

Increasing awareness regarding health benefits pertaining to cannabidiol consumption is projected to foster the growth. High demand for cannabidiol in pharmaceutical formulations owing to its healing properties is anticipated to bode well for the market in near future."



TNHC has established a network of reliable extractors, processors, manufacturers and testing labs to formulate and produce finished products for B2B white label solutions and B2C global marketplaces.

Our Competitive Marketplace
As prohibitions on hemp come to an end, thousands of entrepreneurs have rushed into the marketplace. From mom and pop shops to Wall Street IPOs, hemp and CBD are becoming a part of America's growing demand for alternative solutions to our modern lifestyles and distrust of pharmaceuticals.

While several large players exist in the marketplace, no single global player has cornered the market. The need for trusted genetics and new consumer products is understandable based on the research presented by the USDA, Grandview Research, and New Frontier Data.

The field of genetic research and development alone for new strains of CBD and upcoming CBG are potentially astronomical. Over 112 different cannabinoids have been isolated from the Cannabis plant. Only 3 cannabinoids have been studied in depth; tetrahydrocannabinol (THC), cannabidiol (CBD) and cannabinol (CBN).

Doing the Dirty Work
Executing a successful business for any entrepreneur is a challenge. For hemp investors, the challenges are multiplied by almost a century of global prohibitions and rapidly changing local laws.

TNHC sees opportunities in chaos and unique historic potential to become a market force in the hemp industry for dependable high-CBD genetics, exciting farm to family hemp products, and future development of strains and consumables as research uncovers the remaining 113 cannabinoids and [terpenes](#).

Our Journey
TNHC was formed to solve problems, prosper with diverse streams of revenue, and continually advance as validated by success targets and market developments.

Our journey began like most American anecdotes, with a dream. By combining a decade of experience in hemp advocacy, business development, research, cultivation, manufacturing, marketing, and distribution – TNHC was brought to market.

TNHC's beta launch was a success. Perhaps too successful. The Company's greatest regret is NOT being able to meet the demand experienced during the initial 15 months of operations debut.

That demand, once again, validated the Company's potential.

The Company's success has led the founders to open the business model to investors across America. This offers is based on the Company's experience and desire to meet the historic demands of America's fastest-growing agricultural industry and the rapidly-trending global demand for compelling new hemp products.

Use of Funds
TNHC is inviting you to join our exhilarating industry as an investor. The Company is proud of its launch and the initial success, but may not be able to meet the demand without you.

Join us on our journey as we prepare to scale the Company's original success cycle and expand from business model beta testing – to a national provider of reliable, trusted hemp genetics, services, and products.

Funds will be focused on rapidly expanding the Company's proven success and increasing market reach and share.

• **Expand genetic nursery footprint**
• **Continue product development**
• **Boost sales**
• **Event Networking**
• **Services**
• **Contract key personnel**

By focusing on what works and what is needed, TNHC's founders are confident that the business model, market position, expansion potential are advantages and will result in the potential for steady and historic growth.

With your investment, the Company can seize the moment of potential, the increasing demand, the market uncertainties and help thousands of American cultivators, extractors, processors, manufacturers, and consumers.

Our Appeal
It's not often that one is able to live through a social revolution of this scale. For generations, hemp has been globally prohibited by federal laws and international treaties.

Today, hemp in general, and Cannabinoids specifically, are breaking growth records as global demand increases with each passing day. And yet, there is still much work to do and so much more to discover about the hemp plant and its unique properties as a food, a fuel, a fiber and a lifestyle choice.

The Company's founders are offering all viable legal investors the opportunity to join a team of like-minded entrepreneurs and grow with prudent rapidity.

This is truly a very unique opportunity to be part of the industry.
• U.S. hemp registration acres grew at 368% (USDA)
• CBD market CAGR of 32.6% (Grandview Research)

The hemp industry is on a short-term boom and long-term steady growth cycle. It's hard to ignore the data. Join TNHC today and become part of our team!

• Dedicated advocates
• Entrepreneurs
• Farmers
• Extractors
• Manufacturers
• Consumers

Join the social, agricultural, legal, economic and moral revolution of our lifetimes and help us meet the demand generated by our beta launch cycle. Welcome to the Hemp marketplace!

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Our Terms

Revenue Share

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Form C Filing)

$100 Minimum Investment

1.75x
Payback Multiple

8.0%
Revenue Share ⓘ

Annually
Payment Frequency

7 years
Maturity ⓘ

Perk calculator
Please select potential investment amount to reveal available perks

$100

Premium 1 – 1 Free Bottle of CBD Oil + 10% Discounts   Only 75 Packages Offered
1. Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil
2. 10% Product Discount Coupon/Promo Code 1 Year

Invest $100

Benefits & Perks

$100 Only 75 Packages Offered	**Premium 1 – 1 Free Bottle of CBD Oil + 10% Discounts** 1. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil 2. **10% Product Discount Coupon/Promo Code 1 Year** 10% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 1 year.	Read less Read less
$500 Only 35 Packages Offered	**Premium 2 – 1 Free Bottle of CBD Oil + 20% Discounts** 1. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil 2. **20% Product Discount Coupon/Promo Code 1 Year** 20% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 1 year.	Read less Read less
$1,000 Only 25 Packages Offered	**Premium 3 – 1 Free Bottle of CBD Oil + 35% Discouns** 1. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil 2. **35% Product Discount Coupon/Promo Code 1 Year** 35% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 1 year.	Read less Read less
$5,000 Only 15 Packages Offered	**Premium 4 – 1 Free Bottle of CBD Oil + 50% Discounts** 1. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil 2. **50% Product Discount Coupon/Promo Code 2 Years** 50% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 2 years.	Read less Read less
$15,000 Only 5 Packages Offered	**Premium 5 – 1 Free Bottles of CBD Oil + 75% Discounts** 1. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil 2. **75% Product Discount Coupon/Promo Code 3 Years** 75% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 3 years. 3. **New Product Samples** 1 Free New Product sample, when	Read less Read less

Introduced by Tennessee Hemp.

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$30,000
Only 2 Packages Offered

Premium 6 – Trip to Nashville + 1 Bottles of CBD Oil + 75% Discounts

1. **New Product Samples** 1 Free New Product sample, when Introduced by Tennessee Hemp.

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2. **Trip To Nashville TN for one (1)– Meet the Owners** All Expenses Paid week-end Trip To Nashville TN for one (1)– Meet the Owners & the City.

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3. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil

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4. **75% Product Discount Coupon/Promo Code 3 Years** 75% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 3 years.

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$50,000
Only 1 Packages Offered

Premium 7 – Trip to Nashville for 2 +1 Free Bottles of CBD Oil + 75% Discounts

1. **New Product Samples** 1 Free New Product sample, when Introduced by Tennessee Hemp.

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2. **Trip For 2 To Nashville TN – Meet the Owners** All Expenses Paid Trip For 2 To Nashville TN – Meet the Owners & the City.

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3. **Free 1oz Bottle Of 1,400mg Full Spectrum CBD Hemp Oil** Free 1oz Bottle Of Full Spectrum CBD 1,400mg Hemp Oil

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4. **75% Product Discount Coupon/Promo Code 3 Years** 75% Product Discount Coupon/Promo Code For Tennessee Hemp CBD Products for 3 years.

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 ## Our Team



Donald Rizzi   CO-FOUNDER

MANAGING PARTNER

40 years Commercial Tire Industry. Managing Partner TNHC LLC , Business Development. 6-sigma Black Belt. Member TN



Hemp Assoc.





Nathan Rizzi CO-FOUNDER

MANAGING PARTNER

Director of Propagation and Operations at TNHC LLC. Employed at Amazon.



KC Stark CO-FOUNDER

MANAGING PARTNER

US Miltary Veteran coined by the media as the "Steve Jobs of Weed" KC Stark has worked across the nation with entrepreneurs, advocates, politicians, doctors, patients, and farmers to create reliable cannabis markets since 2009.



Our Milestones

Show All

2018



Department of Agriculture Registration

Properly register TNHC LLC in Tennessee with the Department of Agriculture



Test Greenhouse Built

Built initial greenhouse operations.

Founding Members Established

Founded TNHC LLC members.



Business Model Testing

Launched business model testing of methods, genetics, and environments.



Genetics Environmental Testing

Executed TNHC LLC Genetic Nursery Operations.



Outdoor Genetics and Testing

Planted initial outdoor high-CBD genetics and testing.

Mar	May	Jun	Jun	Jun	Jul
1st	1st	1st	15th	16th	1st



FAQ

Q: What is CBD?

A: CBD (Cannabidiol) is a non-psychoactive extract found in hemp.

Q: Is CBD Legal?

A: CBD derived from hemp is legal in all 50 states. In the 2018 Farm Bill passed by congress and signed by President Trump, removed hemp from Schedule I controlled substances and making it an ordinary agricultural commodity

Q: Will CBD get you high?

A: No. CBD derived from Hemp has low levels of THC (.03%) and therefore won't get you high. THC is the compound in Marijuana that gets people high.

Q: How does CBD work?

A: In our body we have an Endocannabinoid System (ECS) that modulates the body's immune system. CBD purports to interact with the ECS system activating certain receptors.

Q: Why Tennessee Hemp CBD?

A: Tennessee Hemp offers a proven business model ready to scale. We grow specific high CBD strains to meet the massive growth of hemp acres and offer B2B and B2C services and manufactured products. The company has experienced success: a sevenfold increase in memberships a tenfold increase in sales revenues after year one.

Q: What is Tennessee Hemp's advantage over the competition in the market?

A: There are a number of areas that give Tennessee Hemp an edge in the market. 1. A decade of successful industry experience. 2. A properly licensed operational high-CBD genetics nursery. 3. A proven business model and sales funnel positioned for rapid growth. 4. Designated ancillary income streams.













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Hemp Harvest 2019

TENNESSEE HEMP

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OUR MISSION

Saving American farms one hemp plant at a time.

"If everyone is moving forward together then success takes care of itself" - Henry Ford

TENNESSEE HEMP CLONES

Licensed by the Tennessee Depart of Agriculture for growing hemp and selling clones.

ABOUT US

Tennessee Hemp Clones offers high CBD cultivated hemp strains to licensed hemp cultivators, extractors and manufacturers across America. Proven, tested, trusted genetics and processes.

COLORADO & TENNESSE GENETICS

Tennesse Hemp Clones began research and development of high CBD genetics in 2013 and expanded to Tennessee in 2017 with the passage of the Tennessee hemp laws. Our genetics have been proven to thrive in adverse climates and offer high percentage rates of CBD come harvest time.

WHAT WE DO FOR YOU

Tennessee Hemp Clones provides high CBD clones, mother plants, dry-weight buy-back options, and access to a developed national network for Hemp Farmers to extractors and manufacturers.

EXPERIENCE

What if we could save you time, increase yields and lower failure rates?

It would take a book to tell all the mistakes that can happen. Local laws, state laws, soils, humidity, winds, pollination, aeroponics, aquaponics, indoor, outdoor, hail, rain, droughts, windstorms.

Growers know what we mean.

Let's talk hemp.

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